Mail Stop 4561

January 17, 2008

<u>VIA U.S. MAIL AND FAX (212) 793-1969</u>

Jennifer Magro
Chief Financial Officer
Smith Barney Mid West Futures Fund L.P. II
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

      Re: **Smith Barney Mid West Futures Fund L.P. II**
               Form 10-K for Fiscal Year Ended
               December 31, 2006
               Filed March 30, 2007
               File No. 000-28336

Dear Ms. Magro:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Kevin Woody
               Branch Chief